Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated November 4, 2021

Relating to Preliminary Prospectus issued November 1, 2021

Registration Statement No. 333-260204

THE REAL GOOD FOOD COMPANY, INC.

Update and Supplement to Preliminary Prospectus

Issued November 4, 2021

This free writing prospectus relates to the initial public offering of Class A common stock of The Real Good Food Company, Inc. (“RGF, Inc.”) and should be read together with the preliminary prospectus issued November 1, 2021 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-260204) relating to this offering of our Class A common stock. The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1871149/000119312521314348/d187927ds1a.htm

The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the section entitled “Risk Factors” and the financial statements and related notes, which are included therein, before deciding to invest in these securities. References to “RGF, Inc.,” “RGF, LLC,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

Initial public offering price per share:	$12.00 per share. This reflects a reduction from the estimated initial public offering price range of $14.00 to $16.00 per share that was set forth in the Preliminary Prospectus.

Shares of Class A common stock offered by RGF, Inc.:	5,333,333 shares.

Shares of Class A common stock offered by the selling stockholder (an affiliate) pursuant to the option to purchase additional shares:	416,667 shares. This reflects an increase in the number of offered shares from 333,333 shares that was set forth in the Preliminary Prospectus.

Underwriters’ option to purchase additional shares of Class A common stock:	We and the selling stockholder have granted the underwriters the right to purchase up to 800,000 additional shares of Class A common stock within 30 days of the closing date of this offering, of which 416,667 shares would first be sold by the selling stockholder and then 383,333 shares would be issued and sold by us.

Class A common stock to be outstanding and voting interest immediately after the offering:	6,169,885 shares, representing 24% of the voting interest and 100% of the economic interest in RGF, Inc., or 6,969,885 shares, representing 27% of the voting interest and 100% of the economic interest in RGF, Inc., if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Class B common stock to be outstanding and voting interest immediately after the offering:	19,577,681 shares, representing 76% of the voting interest and none of the economic interest in RGF, Inc.

Class A Units of RGF, LLC to be held by RGF, Inc. immediately after this offering:	6,169,885 Class A Units, representing 24% of the economic interest in the business of RGF, LLC, or 6,969,885 Class A Units, representing 27% of the economic interest in the business of RGF, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Class B Units of RGF, LLC to be held by the Members after this offering:	19,577,681 Class B Units, representing 76% of the economic interest, but none of the voting interest, in the business of RGF, LLC, or 73% of the economic interest, but none of the voting interest, in the business of RGF, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Preliminary Prospectus assumptions:

Except as otherwise indicated, all information in the Preliminary Prospectus assumes or gives effect to:

•  the effectiveness of the Operating Agreement, as well as the filing of RGF, Inc.’s Amended and Restated Certificate of Incorporation, each of which will occur immediately prior to the consummation of this offering;

•  the automatic conversion of all convertible promissory notes outstanding as of June 30, 2021 into an aggregate of 836,552 shares of our Class A common stock and 2,809,281 shares of our Class B common stock, based on an assumed initial public offering price of $12.00 per share, at a 20% discount to such offering price, immediately prior to the closing of this offering;

•  the Reorganization; and

•  no exercise of the underwriters’ option to purchase 800,000 additional shares of our Class A common stock.

Use of proceeds:

The information appearing under the section entitled “Use of Proceeds” on page 60 of the Preliminary Prospectus is updated as follows:

We estimate that we will receive net proceeds of approximately $55.6 million from the issuance and sale of shares of Class A common stock in this offering, or approximately $59.9 million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, assuming an initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Additionally, our pro forma financial statements reflect net proceeds from the offering of $59.5 million as a result of the accrual of certain expenses related to the offering. Our net proceeds from the offering are expected to be $63.8 million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock, based on the treatment of transaction expenses reflected in our pro forma financial statements. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering.

Unaudited pro forma combined financial data:	The summary pro forma as adjusted balance sheet data appearing on page 66 of the Preliminary Prospectus is updated as follows:

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The unaudited pro forma combined balance sheet has been adjusted to include transaction accounting adjustments, which reflect the application of the accounting required by GAAP, linking the effects of the events listed below to our historical financial statements. The unaudited pro forma income statement has been adjusted to include transaction accounting adjustments, which reflects the pro forma balance sheet adjustments assuming such adjustments were made as of the beginning of the fiscal year presented.

The unaudited combined financial information presents our financial position and results of operations after giving pro forma effect to:

(1)

The Reorganization transactions described within the section entitled “The Reorganization,” (not including this offering) as if such transactions occurred on June 30, 2021 for the unaudited pro forma combined balance sheet and on January 1, 2020 for the unaudited pro forma combined statements of operations;

(2)	The effects of the Tax Receivable Agreement, as described within the section entitled “Certain Relationships and Related-Party Transactions—Tax Receivable Agreement”; and

(3)	The offering and the application of the estimated net proceeds from this offering as described within the section entitled “Use of Proceeds.”

The historical financial information of RGF, LLC was derived from the audited financial statements and unaudited interim financial statements of RGF, LLC as of the year ended December 31, 2020 and for the six months ended June 30, 2021, respectively. RGF, Inc. was formed on June 2, 2021 and will have no material assets or results of operations prior to the consummation of this offering. Therefore, its historical financial information is not included in the unaudited pro forma combined financial information.

The unaudited pro forma combined balance sheet as of June 30, 2021 assumes that the Reorganization, together with the other transactions referred to in numbered items (1) through (4) above, occurred on June 30, 2021. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 and the unaudited pro forma combined statement of operations for the six months ended June 30, 2021 present the pro forma effect of the Reorganization and the other transactions referred to in numbered items (1) through (4) above as if they had occurred on January 1, 2020.

The unaudited pro forma combined financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of RGF, Inc. that would have occurred had the Reorganization occurred on the dates assumed. The unaudited pro forma combined financial information does not purport to be indicative of our results of operations or financial position had the Reorganization occurred on the dates assumed. The unaudited pro forma combined financial information also does not project our results of operations or financial position for any future period or date. In addition, the unaudited pro forma combined financial information does not reflect any cost savings, operating synergies, or revenue enhancements that may be achieved as a result of the Reorganization.

As a public company, we will implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps including, among other things, additional directors’ and officers’ liability insurance, director fees, costs to comply with the reporting requirements of the SEC, transfer agent fees, hiring of additional accounting, legal and administrative personnel, and increased auditing and legal fees and similar expenses. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments relating to these costs.

Prior to the consummation of this offering and the Reorganization transactions described in the section entitled “The Reorganization,” RGF, LLC was owned entirely by its Members and operated its business through itself and no other entities. Project Clean, Inc. was incorporated as a Delaware corporation on June 2, 2021 to serve as the issuer of the Class A common stock offered in this offering and to acquire Class A Units of RGF, LLC. Project Clean, Inc. changed its name to The Real Good Food Company, Inc. on October 7, 2021. Following the Reorganization, RGF, Inc. will be a holding company and the sole Managing Member of RGF, LLC, which will continue to operate the Company’s business.

For purposes of the unaudited pro forma combined financial information presented in this prospectus, we have assumed that RGF, Inc. will receive net proceeds of approximately $59.5 million from the issuance and sale of shares of our Class A common stock at a price per share equal to $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by RGF, Inc. The unaudited pro forma combined financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

As described within the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the consummation of this offering, we and RGF, LLC will enter into the Tax Receivable Agreement, pursuant to which we will agree to pay the Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by the Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

We expect to benefit from the remaining 15% of cash savings, if any, that we realize. Due to the uncertainty in the amount and timing of future exchanges of Class B Units of RGF, LLC by the Members, the unaudited pro forma combined financial information assumes that no exchanges of Class B Units of RGF, LLC have occurred and therefore no increases in tax basis in RGF, LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma combined financial information. Additionally, given RGF, Inc. has recognized a full valuation allowance in respect to deferred tax assets arising from net operating loss carry forwards, no immediate tax liability savings will result from the step-up in tax basis due to the offering. Accordingly, a liability for the Tax Receivable Agreement has not been recorded as of the effective date of the offering.

Upon an exchange under the exchange feature, an additional Tax Receivable Agreement liability shall be recorded against stockholders’ equity based on the amounts probable (not subject to a valuation allowance) and reasonably estimable of being paid under the Tax Receivable Agreement. Similarly, changes in both the deferred tax asset and valuation allowance that result from subsequent exchanges shall be reflected as charges against stockholders’ equity. Any subsequent changes to the Tax Receivable Agreement liability that are not related to an exchange or a payment pursuant to the Tax Receivable Agreement shall be recorded in operating income including the initial recognition of a Tax Receivable Agreement liability at a post-transaction date. Subsequent changes to the deferred tax valuation allowance shall be recognized in income tax expense.

If all of the Members were to exchange their Class B Units of RGF, LLC, we would recognize a liability of approximately $76.7 million, assuming (i) all exchanges occurred on the same day; (ii) a price of $12.00 per share; (iii) a constant corporate tax rate of 27.98%; (iv) we will have sufficient taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (v) no material changes in tax law. For each $1.00 increase (decrease) in the assumed share price of $12.00 per share, our liability would increase (decrease) by approximately $6.1 million, assuming that the number of Class B Units of RGF, LLC exchanged by the Members and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of liability that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

The unaudited pro forma combined financial information should be read together with the sections entitled “Basis of Presentation,” “Capitalization,” “Summary Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited financial statements for the years ended December 31, 2019 and 2020, the unaudited interim combined financial statements for the six months ended June 30, 2021 of RGF, LLC, and related notes thereto included elsewhere in this prospectus.

The Real Good Food Company, Inc.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of June 30, 2021

(dollar amounts in thousands)

	AS OF JUNE 30, 2021	TRANSACTION ACCOUNTING ADJUSTMENTS- REORGANIZATION		TRANSACTION ACCOUNTING ADJUSTMENTS- OFFERING		PRO FORMA AS OF JUNE 30, 2021
Assets
Current assets:
Cash and cash equivalents	$654	$—		$59,520	(a)	$33,677
				(26,497	)(c)
Accounts receivable, net	4,601	—		—		4,601
Inventories	5,197	—		—		5,197
Other current assets	208	—		—		208

Total current assets	10,660	—		33,023		43,683
Non-current assets:
Property and equipment, net	5,883	—		—		5,883
Operating lease right of use assets	4,407	—		—		4,407
Deferred loan cost	281	—		(281	)(c)	—
Goodwill	12,486	—		—		12,486
Deferred transaction costs	761	—		(761	)(b)	—
Other noncurrent assets	178	—		—		178

Total non-current assets	23,996	—		(1,042)		22,954

Total assets	$34,656	$—		$31,981		$66,637

Liabilities and Members’/Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	5,965	—		—		5,965
Operating lease liabilities	389	—		—		389
Finance lease liabilities	65	—		—		65
Business acquisition liabilities	1,515	—		(1,515	)(c)	—
Accrued and other current liabilities	2,653	—		3,139 500	(b) (h)	6,292
Loan with PPZ, LLC, a related party	1,215	—		(1,215	)(c)	—
Convertible debt	35,370	—		(35,370	)(d)	—
Current portion of long-term debt	617	—		(309	)(c)	308

Total current liabilities	47,789	—		(34,770)		13,019
Non-current liabilities:
Long-term debt	9,764	—		(9,764	)(c)	—
Long-term operating lease liabilities	3,873	—		—		3,873
Long-term finance lease liabilities	38	—		—		38
Long-term business acquisition liabilities, net of current portion	13,694	—		(13,694	)(c)	—

Total non-current liabilities	27,369	—		(23,458)		3,911

Total liabilities	75,158	—		(58,228)		16,930

Members’ Equity (Deficit)
Common units: 62,957 units issued and outstanding at June 30, 2021 and December 31, 2020	1,013	(1,013	)(i)	—		—
Series A preferred units: 11,798 units issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation preference of $8.4 million as of December 31, 2020 and June 30, 2021	7,337	(7,337	)(i)	—		—
Series Seed preferred units: 28,428 units issued and outstanding as of December 31, 2020 and June 30, 2021; liquidation preference of $715 thousand as of December 31, 2020 and June 30, 2021	715	(715	)(i)	—		—
Stockholders’ Equity (Deficit)
Class A common stock, $0.0001 par value	—	—		1	(a) (d)	1
Class B common stock, $0.0001 par value	—	2	(i)	—	(e)	2
Additional paid-in capital	—	9,063	(i)	90,540	(f)	99,603
Accumulated deficit	(49,567)	—		(281	)(c)	(87,694)
				(8,380	)(d)
				(500	)(h)
				(28,966	)(e)

Total Members’/stockholders’ equity (deficit) attributable to RGF, Inc.	(40,502)	—		52,414		11,912
Noncontrolling interests	—	—		37,795	(g)	37,795

Total Members’/stockholders’ equity (deficit)	(40,502)	—		90,209		49,707

Total liabilities and members’/stockholders’ equity (deficit)	$34,656	$—		$31,981		$66,637

The Real Good Food Company, Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the six months ended June 30, 2021

(dollar amounts in thousands, except share and per share data)

						PRO FORMA COMBINED
	SIX MONTHS ENDED JUNE 30, 2021	TRANSACTION ACCOUNTING ADJUSTMENTS- REORGANIZATION		TRANSACTION ACCOUNTING ADJUSTMENTS- OFFERING		SIX MONTHS ENDED JUNE 30, 2021
Revenues
Net sales	$35,463	$—		$—		$35,463
Cost of sales	28,788	—		—		28,788

Gross Profit	6,675	—		—		6,675
Operating expenses:
Selling and distribution	5,968	—		—		5,968
Marketing	1,387	—		—		1,387
Administrative	5,802	—		2,706	(l)	8,508

Total operating expenses	13,157	—		2,706		15,863

Loss from operations	(6,482)	—		(2,706)		(9,188)
Interest expense	3,483	—		(3,390	)(j)	93
Change in fair value of convertible debt	370	—		(370	)(p)	—

Loss before income taxes	(10,335)	—		1,054		(9,281)
Income tax expense	—	—		—	(k)	—

Net Loss	$(10,335)	$—		$1,054		$(9,281)

Net loss attributable to noncontrolling interests	—	—		(7,057	)(n)	(7,057)

Net loss attributable to RGF, Inc.	$(10,335)	$—		$8,111		$(2,224)

Preferred return on Series A preferred units	292	(292	)(o)	—		—
Net loss attributable to common unitholders (shareholders)	$(10,627)	$292		$8,111		$(2,224)

Net loss per common unit (basic and diluted)	$(168.80)					$(0.36)
Weighted-average common units outstanding (basic and diluted)	62,957					6,255,301

The Real Good Food Company, Inc.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2020

(dollar amounts in thousands, except share and per share data)

						Pro Forma combined
	YEAR ENDED DECEMBER 31, 2020	TRANSACTION ACCOUNTING ADJUSTMENTS- REORGANIZATION		TRANSACTION ACCOUNTING ADJUSTMENTS- OFFERING		YEAR ENDED DECEMBER 31, 2020
Revenues
Net sales	$38,984	$—		$—		$38,984
Cost of sales	36,306	—		—		36,306

Gross Profit	2,678	—		—		2,678
Operating expenses
Selling and distribution	7,593	—		—		7,593
Marketing	2,351	—		—		2,351
Administrative	2,592	—		5,437	(l)	37,495
				500	(q)
				28,966	(m)

Total operating expenses	12,536	—		34,903		47,439

Loss from operations	(9,858)	—		(34,903)		(44,761)
Interest expense	5,682	—		(4,805	)(j)	877
Other expense	—	—		—		—

Loss before income taxes	(15,540)	—		(30,098)		(45,638)
Income tax expense	(22)	—		—	(k)	(22)

Net Loss	$(15,562)	$—		$(30,098)		$(45,660)

Net loss attributable to noncontrolling interests	—	—		(34,702	)(n)	(34,702)

Net loss attributable to RGF, Inc.	$(15,562)	$—		$4,604		$(10,958)

Preferred return on Series A preferred units	546	(546	)(o)	—		—

Net loss attributable to common unitholders (shareholders)	$(16,108)	$546		$4,604		$(10,958)

Net loss per common unit (basic and diluted)	$(258.82)					$(1.78)
Weighted-average common units outstanding (basic and diluted)	62,238					6,169,885

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the Reorganization Transactions

Offering and Reorganization

RGF, Inc., the issuer in this offering, was incorporated in connection with this offering to serve as a holding company that will hold the sole controlling interest in RGF, LLC as the Managing Member and own all of the Class A Units of RGF, LLC. RGF, Inc. has not engaged in any business or other activities other than those incidental to its formation, the Reorganization transactions described within the section entitled “The Reorganization” and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

Effective as of the consummation of this offering, the existing operating agreement of RGF, LLC will be amended to, among other things: (i) appoint RGF, Inc. as the Managing Member of RGF, LLC, and (ii) replace the membership interests currently held by the Members such that (a) all of the Class A Units will be owned exclusively by RGF, Inc., (b) exchange existing profits interest awards for our Class B Units and our Class B common stock in relation to the agreed upon value of such profits interest awards as determined by the unanimous written consent of all the Members and holders of profits interest units, and (c) all of our Class B Units will be owned exclusively by the Members in proportion to their percentage of ownership interests in RGF, LLC immediately prior to the consummation of this offering.

RGF, Inc. will use all of the net proceeds from this offering of our Class A common stock to acquire Class A Units from RGF, LLC at a purchase price per Class A Unit equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions.

RGF, Inc. will issue shares of our Class B common stock to the Members on a one-to-one basis with the number of Class B Units owned by such Members for nominal consideration. Holders of Class B common stock will have no economic interests in RGF, Inc. but will vote together with the holders of our Class A common stock as to all matters upon which votes of RGF, Inc. stockholders are required. Upon an exchange of our Class B Units for shares of our Class A common stock by a Member, an equivalent number of shares of our Class B common stock owned by such Member shall be canceled.

Following this offering, RGF, Inc. will remain a holding company, its principal asset will be the Class A Units of RGF, LLC, and it will control all of the business and affairs of RGF, LLC as the Managing Member. RGF, LLC is a variable interest entity for which RGF, Inc. is the primary beneficiary; as such, RGF, Inc. will consolidate the financial results of RGF, LLC. The Reorganization shall be accounted for consistent with a transaction between entities under common control, and RGF, Inc. will recognize the net assets of RGF, LLC at historical carryover cost basis as of the transaction date.

For a description of the Reorganization and diagram depicting our structure after giving effect to the Reorganization and this offering, refer to the section entitled “The Reorganization.”

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments included in the unaudited pro forma combined balance sheet as of June 30, 2021 are as follows:

Adjustments related to the Offering

a)

Represents the net proceeds of approximately $59.5 million based on an assumed initial public offering price of $12.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Additionally, the unaudited pro forma combined financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

b)

We are deferring certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in deferred transaction costs on our unaudited pro forma combined balance sheet. Upon the consummation of this offering, these capitalized costs will be offset against the proceeds raised from this offering as a reduction of additional paid-in-capital. There were initially

$761 thousand of deferred offering costs recorded as other noncurrent assets as of June 30, 2021, and $3.1 million of additional deferred offering costs that were incurred and recorded in accrued and other current liabilities with a corresponding reduction to additional paid-in capital.

c)

Represents the use of $26.5 million of the proceeds from this offering to repay: (i) outstanding indebtedness under the PMC Credit Facility, inclusive of all outstanding balances under the PMC Revolver and the PMC Capex Line, (ii) outstanding indebtedness under the related party loan from PPZ, LLC, and (iii) outstanding business acquisition liabilities related to acquisition of the manufacturing business of SSRE Holdings, LLC, including the PMC Term Loan and deferred and contingent consideration due under the transfer agreement with LO Entertainment, LLC, as will be determined prior to the consummation of this offering. Unamortized debt issuance costs and debt discount of $281 thousand related to the extinguished indebtedness has been written off through accumulated deficit.

d)

Represents the impact of the conversion of outstanding convertible promissory notes pursuant to a Note Purchase Agreement dated May 7, 2021. The aggregate principal amount of $35.0 million is exchangeable immediately prior to the consummation of the initial public offering into an aggregate number of 836,552 and 2,809,281 shares of our Class A and Class B common stock, respectively, based on an exchange price at a 20% discount to an assumed initial public offering price of $12.00 per share. This automatic exchange feature at the time of an initial public offering is deemed for accounting purposes to be a share settled redemption feature at a predominantly fixed monetary value (premium equal to par divided by 0.8, or 125% of par). As of the date of the offering, the net carrying amount of the convertible promissory notes, for which the fair value option has been elected, shall be adjusted to fair value through current period earnings, with fair value of the debt represented by the value of the shares to be delivered to contractually settle the instrument at an offering date. An adjustment to fair value represents a markup of the convertible promissory note to fair value from June 30, 2021 to the offering date based on the known and contractually supportable premium of 25% as contractually obligated at the date of conversion. Accordingly, the adjustment of the fair value has been recorded in accumulated deficit for the amount of $8.4 million. Conversion of the promissory notes shall be recognized as an increase in additional paid-in capital, an increase (decrease) to retained earnings for the adjustment of the fair value, and a decrease to indebtedness equal to the fair value of the promissory notes at the date of conversion.

e)

Represents the exchange of profits interest units in RGF, LLC issued to a provider of marketing services controlled by the Company’s Chief Marketing Officer and to certain other members of RGF, LLC management. In connection with the service provider’s achievement of certain performance conditions, and with respect to grants to those certain members of RGF, LLC’s management, profits interest units will be unitized as fully vested Class B Units and our Class B common stock, effective as of the offering date. The Class B Units of RGF, LLC held by the Members will hold economic rights but are non-controlling interests.

Profits interest units provide holders with the right to receive a cash payment representing a certain percentage of net profits of the Company during a particular period and to be settled at the time of a liquidity event, including a sale transaction. A sale transaction is defined as a sale or transfer of substantially all of the assets or membership interests in RGF, LLC. Prior to the Reorganization, profits interest units were not deemed to be equity ownership interests and were classified as liability awards and accounted for as performance bonuses in accordance with ASC Topic 710, Compensation. As of the most recent balance sheet date, June 30, 2021, we did not record a liability as payments with respect to the profits interest units were not deemed probable or estimable. The Class B Units will be fully vested as of the offering date, and the impacts of associated compensation expense has been reflected as an adjustment to accumulated deficit, computed based upon the number of shares received in exchange of the profits interest units, multiplied by $12.00 per share.

f)	The following table is a reconciliation of the adjustments impacting additional paid-in-capital in connection with the offering:

	SIX MONTHS ENDED JUNE 30, 2021
Net proceeds from offering of Class A common stock	$59,519	(a)
Reclassification of costs incurred in this offering to additional paid in capital	(3,900)	(b)
Conversion of convertible promissory notes into Class A common stock	43,750	(d)
Conversion of profits interest units into Class B common stock	28,966	(e)
Adjustment for non-controlling interest	(37,795)	(g)

Net additional paid-in capital pro forma adjustment	$90,540

g)

As a result of the Reorganization, the operating agreement of RGF, LLC will be amended and restated to, among other things, designate RGF, Inc. as the Managing Member of RGF, LLC. As the Managing Member, RGF, Inc. will exclusively operate and control the business and affairs of RGF, LLC with its economic ownership reflected in Class A Units. The Class B Units of RGF, LLC held by the Members will hold economic rights and are considered non-controlling interests in the combined financial statements of RGF, Inc. The adjustment to non-controlling interest of $37.8 million reflects the proportional interest in the pro forma combined total equity of RGF, Inc. held by the Members.

h)	Represents amounts due for termination of a capital markets advisory contract with a service provider in connection with the completion of this offering.

Adjustments Related to the Reorganization

i)	Represents the issuance of our Class B common stock to the Members for nominal consideration and a reclassification of the remaining balance of the Members’ investment to additional paid-in capital.

Adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 are as follows:

Adjustments Related to the Offering and Reorganization

j)

Reflects the reduction in interest expense of $4.8 million for the year ended December 31, 2020 and $3.4 million for the six months ended June 30, 2021, as a result of the repayment of the outstanding indebtedness to PMC and PPZ, LLC, as described within the section entitled “Use of Proceeds,” as if such repayment occurred on January 1, 2020. Adjustment for the year ended December 31, 2020 is net of $863 thousand in accelerated interest expense related to write-off of unamortized debt issuance costs and debt discount on the retired credit facilities.

k)

RGF, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by RGF, LLC will flow through to its partners, including RGF, LLC, and is generally not subject to tax at the RGF, LLC level. Following the Reorganization, we will be subject to U.S. federal income taxes, in addition to state, local, and foreign income taxes with respect to our allocable share of any taxable income of RGF, LLC. Given the historical losses of RGF, LLC, the deferred tax assets carry a full valuation allowance, and as such, the effective tax rate following the consummation of this offering is expected to be 0%. We will continue to assess the realizability of the deferred tax assets each reporting period.

l)

Represents the impact of compensation provided to certain executive officers and to our board of directors in connection with the offering. Compensation expense for executive officers reflects vesting of RSU grants that our board of directors has approved subject to the consummation this offering, based on an assumed initial offering price of $12.00 per share. Compensation expense for our board or directors includes: (i) an annual cash retainer of $75.0 thousand payable to each non-employee director, and (ii) the initial vesting of RSUs that our board of directors has approved subject to the consummation this offering, based on an assumed initial offering price of $12.00 per share.

m)

Reflects incremental compensation expense of $29.0 million for the year ended December 31, 2020, related to the achievement of certain performance conditions associated with profits interest units issued to a provider of marketing services and certain members of RGF, LLC management. Profits interest units will be unitized as fully vested Class B Units and our Class B common stock, effective as of the offering date. The incremental compensation expense has been measured based upon the fair value of our Class B Units, estimated based upon initial offering price of $12.00 per share, given Class B Units are convertible into Class A shares of our common stock at the election of the unitholder. Related compensation expense has been reflected as an increase to selling, general, and administrative within the Unaudited Pro Forma Combined Statements of Operations.

n)

Following the Reorganization and the offering, RGF, Inc. will become the sole Managing Member of RGF, LLC, and upon consummation of this offering, RGF Inc, will initially own approximately 24% of the economic interest in RGF, LLC through its ownership of Class A Units. The ownership percentage held by the non-controlling interests will be approximately 76%. Net income attributable to the non-controlling interests represents approximately 76% of net earnings before income taxes. The 76% non-controlling economic interest is applied to the pro forma of RGF, LLC net income to determine the pro forma net income attributable to non-controlling interest.

o)

In connection with the Reorganization, Series A preferred units shall convert into Class B units and Class B common stock, and the preferred return due to holders of the Series A preferred units will no longer be earned.

p)

In connection with the offering, the convertible promissory notes will be converted to shares of Class A common stock. As the convertible promissory notes are recorded at fair value on the historical balance sheet of RGF, LLC, this adjustment removes the impact of related revaluation adjustments recognized during the six months ended June 30, 2021.

q)	Represents amounts due for termination of a capital markets advisory contract with a service provider in connection with the completion of this offering.

3. Loss per Share

The basic and diluted pro forma net loss per share of our common stock represents net loss attributable to RGF, Inc. divided by the combination of the shares of our Class A common stock held by existing stockholders and the shares of our Class A common stock issued in this offering, the proceeds of which are expected to equal $59.5 million. For additional information, refer to the section entitled “Use of Proceeds.”

The outstanding shares of our Class B common stock are not considered participating securities as they have no right to receive dividends or a distribution on liquidation or winding up of RGF, Inc., and no earnings are allocable to such class. Accordingly, basic and diluted pro forma net loss per share of our Class B common stock has not been presented.

The tables below present the computation of pro forma basic and dilutive loss per share of Class A common stock for RGF, Inc. for the year ended December 31, 2020 and the six months ended June 30, 2021 (in thousands, except share and per share amounts):

Year Ended December 31, 2020
Numerator:
Pro forma net loss	$(45,660)
Loss allocated to non-controlling interests	(34,702)

Net loss attributable to RGF, Inc.—Basic loss per share	$(10,958)

Denominator:
Pro forma weighted average common shares outstanding—Basic loss per share	6,169,885
Denominator adjustments—Diluted loss per share
Incremental common shares attributable to dilutive instruments (1)
Assumed conversion of Class B Units to shares of Class A common stock (2)

Pro forma weighted average common shares outstanding—Diluted loss per share	6,169,885

Pro Forma Loss Per Share:
Basic	$(1.78)
Diluted	$(1.78)

(1)

For the year ended December 31, 2020, the dilutive effects of RGF, LLC’s unvested equity awards are not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

(2)	The non-controlling interest holders have exchange rights that enable them to exchange their Class B Units for shares of our Class A common stock on a one-for-one basis. The non-controlling interest holders exchange rights cause the Class B Units to be considered potentially dilutive shares for purposes of pro forma dilutive loss per share calculations. For the year ended December 31, 2020, these exchange rights were not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

Six Months Ended June 30, 2021
Numerator:
Pro forma net loss	$(9,281)
Loss allocated to non-controlling interests	(7,057)

Net loss attributable to RGF, Inc.—Basic loss per share	$(2,224)

Denominator:
Pro forma weighted average common shares outstanding—Basic loss per share	6,255,301
Denominator adjustments—Diluted loss per share
Incremental common shares attributable to dilutive instruments (1)
Assumed conversion of Class B Units to shares of our Class A common stock (2)

Pro forma weighted average common shares outstanding—Diluted loss per share	6,255,301

Pro Forma Loss Per Share:
Basic	$(0.36)
Diluted	$(0.36)

(1)

For the six months ended June 30, 2021, the dilutive effects of RGF, LLC’s unvested equity awards are not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

(2)

The non-controlling interest holders have exchange rights that enable them to exchange their Class B Units for shares of our Class A common stock on a one-for-one basis. The non-controlling interest holders exchange rights cause the Class B Units to be considered potentially dilutive shares for purposes of pro forma dilutive loss per share calculations. For the year ended December 31, 2020, these exchange rights were not included in the computation of pro forma diluted loss per share as the effect would be anti-dilutive.

Dilution:	The information appearing under the section entitled “Dilution” on page 77 of the Preliminary Prospectus is updated as follows:

DILUTION

The Members, including the Fidelity Investors acquiring Class B common stock in connection with the conversion of a portion of the 2021 Notes, will initially maintain their holdings of Class B Units in RGF, LLC after the Reorganization. Because the Members, other than certain Fidelity Investors acquiring Class A common stock in connection with the conversion of a portion of the 2021 Notes, will not hold any shares of our Class A common stock immediately following the consummation of this offering, or have any right to receive distributions or dividends from RGF, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the Members, as holders of Class B Units, had elected to exchange their Class B Units for newly issued shares of our Class A common stock on a one-to-one basis (rather than for cash) and had canceled for no consideration all of their shares of our Class B common stock (which is not entitled to receive distributions or dividends, whether in cash or stock, from RGF, Inc.) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We have also assumed the issuance of 836,552 shares of our Class A common stock in connection with the automatic conversion of the 2021 Notes, the issuance of 2,809,281 shares of our Class B common stock in connection with the automatic conversion of the 2021 Notes, and the exchange of such shares of Class B common stock for an equivalent amount of shares of Class A common stock.

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as-adjusted net tangible book value per share of our Class A common stock immediately following the consummation of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of our shares or units outstanding. RGF, LLC’s historical net tangible book value as of June 30, 2021 was $(53.0) million, or $(841.65) per unit. After giving effect to the Reorganization, our net tangible book value as of June 30, 2021 would have been $(53.0) million, or $(3.16) per share, based on 16,768,400 shares of Class B common stock deemed to be outstanding and owned by our existing investors.

After giving effect to the Reorganization and the automatic conversion of the 2021 Notes outstanding as of June 30, 2021 into an aggregate of 836,552 shares of our Class A common stock and 2,809,281 shares of our Class B common stock, based on an assumed initial public offering price of $12.00 per share, each of which will occur immediately prior to the completion of this offering, our pro forma net tangible book value as of June 30, 2021 would have been $(17.6) million, or $(0.86) per share, based on an aggregate of 20,414,233 shares of our Class A common stock and Class B common stock deemed to be outstanding.

The following table illustrates the number of shares of Class A common stock, the number of shares of Class B common stock, and the aggregate number of shares of common stock deemed to be outstanding under the following scenarios: (a) after the Reorganization, (b) after the Reorganization and the automatic conversion of the 2021 Notes, and (c) after the Reorganization, the automatic conversion of the 2021 Notes, and the completion of this offering, without giving effect to the underwriters’ option to purchase additional shares:

	SHARES OUTSTANDING
	AFTER REORGANIZATION	AFTER 2021 NOTES CONVERSION	AFTER OFFERING
Class A Common Stock	—	836,552	6,169,885
Class B Common Stock	16,768,400	19,577,681	19,577,681

Total	16,768,400	20,414,233	25,747,566

After giving effect to our sale of 5,333,333 shares of our Class A common stock in this offering at an assumed public offering price of $12.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as of June 30, 2021 would have been approximately $37.2 million, or approximately $1.45 per share, based on an aggregate of 25,747,566 shares of our Class A common stock and Class B common stock deemed to be outstanding.

This represents an immediate increase in net tangible book value of $2.31 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $10.55 per share to new investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of our Class A common stock		$12.00
Pro forma net tangible book value per share as of June 30, 2021	$(0.86)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering	2.31

Pro forma as-adjusted net tangible book value per share of our Class A common stock immediately following the consummation of this offering	1.45

Dilution in pro forma net tangible book value per share of our Class A common stock to new investors purchasing shares of our Class A common stock in this offering		$10.55

If the underwriters exercise their option to purchase additional shares in full, our pro forma as-adjusted net tangible book value per share after this offering would be $42.3 million, representing an immediate increase in pro forma as-adjusted net tangible book value per share of $2.48 to existing stockholders, and immediate dilution in pro forma as adjusted net tangible book value per share of $10.38 to new investors purchasing shares of our Class A common stock in this offering, assuming an initial public offering price of $12.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents, as of June 30, 2021, after giving effect to the Reorganization, the automatic conversion of the 2021 Notes, and the sale by us of shares of our Class A common stock in this offering at the assumed initial public offering price of $12.00 per share the following information: (a) the number of shares of our Class B common stock held by existing investors, (b) the effect of the automatic conversion of the 2021 Notes, including the number of shares of our Class A common stock and Class B common stock held by the Fidelity Investors upon such automatic conversion, (c) the number of shares of our Class A common stock issued to investors purchasing shares in this offering, (d) the total consideration paid or to be paid to us with respect to each of the foregoing investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (e) the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As the table shows, new investors purchasing shares of our Class A common stock in this offering and the Fidelity Investors will pay an average price per share substantially higher than our existing investors paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED AVERAGE PRICE PER
	NUMBER	PERCENT	AMOUNT	PERCENT	SHARE
Current investors before this offering (the Members other than the Fidelity Investors)(1)	16,768,400	65.1%	$8,102,725	7.6%	$0.48
Fidelity Investors receiving Class A common stock upon conversion of the 2021 Notes(2)	836,552	3.2%	8,030,900	7.5%	$9.60
Fidelity Investors receiving Class B common stock upon conversion of the 2021 Notes(2)	2,809,281	10.9%	26,969,100	25.2%	$9.60
New investors purchasing Class A common stock in this offering	5,333,333	20.7%	$63,999,996	59.8%	$12.00

Total	25,747,566	100.0%	$107,102,721	100.0%

(1)	In connection with the Reorganization, current investors will receive Class B Units and an equivalent amount of shares of our Class B common stock.
(2)

In connection with the offering, (i) a portion of the 2021 Notes reflecting an original principal amount of $8,030,900 shall convert into shares of our Class A common stock, and (ii) a portion of the 2021 Notes reflecting an original principal amount of $26,969,100 shall convert into Class B Units and an equivalent amount of shares of our Class B common stock, and (iii) accrued and unpaid interest shall be repaid in cash. The 2021 Notes will convert at a 20% discount to the price at which shares are solid in this offering which, based on an assumed initial public offering price of $12.00 per share, would result in a conversion price of $9.60.

The table above assumes no exercise by the underwriters of their option to purchase additional shares. If the underwriters exercise their option to purchase an additional 800,000 shares of Class A common stock, which will result in the selling stockholder selling 416,667 shares of Class A common stock, current investors will hold 16,351,733 shares, or approximately 63% of the aggregate number of shares of our Class A common stock and Class B common stock, the Fidelity Investors will collectively hold 3,645,833 shares, or approximately 14% of the aggregate number of shares of our Class A common stock and Class B common stock, and new investors will hold 6,133,333 shares, or approximately 24% of the aggregate number of shares of our Class A common stock and Class B common stock outstanding, in each case immediately after the completion of this offering.

Principal and selling stockholders:	The information appearing under the section entitled “Principal and Selling Stockholders” in the Preliminary Prospectus, including the table appearing on page 148 of the Preliminary Prospectus, are updated by the information below:

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of October 1, 2021, assuming the consummation of the Reorganization and this offering and subject to certain assumptions set forth in the footnotes and as-adjusted to reflect the sale of the shares of common stock offered by us and the selling stockholder under this prospectus for:

•	each holder of 5% or more of the outstanding shares of our Class A common stock or Class B common stock;

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all of our executive officers, directors and director nominees as a group; and

•	the selling stockholder.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the stockholder actually owns beneficially or of record;

•	all shares over which the stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the stockholder has the right to acquire beneficial ownership of within 60 days after October 1, 2021.

As described in the sections entitled “The Reorganization” and “Certain Relationships and Related-Party Transactions,” each Member, including the Fidelity Investors receiving Class B Units in connection with the conversion of their 2021 Notes pursuant to the Conversion Agreement, will be entitled to have their Class B Units exchanged for Class A common stock on a one-to-one basis, or, at our option, cash equal to the market value of the applicable number of our shares of Class A common stock. In addition, at our election, upon an exchange request, we may effect a direct exchange of such Class A common stock or such cash for such Class B Units. In connection with this offering, we will issue to each Member for nominal consideration one share of Class B common stock for each Class B Unit it owns. As a result, the respective numbers of shares of Class B common stock listed in the table below correlate to the number of Class B Units each such Member will own immediately following the consummation of this offering. For additional information, refer to the section entitled “The Reorganization.”

Our calculation of the percentage of beneficial ownership prior to this offering is based on the equity security interests of RGF, LLC outstanding as of October 1, 2021, assuming the conversion of all convertible promissory notes outstanding as of October 1, 2021 into an aggregate of 836,552 shares of our Class A common stock and 2,809,281 shares of our Class B common stock, based on an assumed initial public offering price of $12.00 per share, which will occur immediately prior to the closing of this offering. Shares of common stock that a person has the right to acquire within 60 days after October 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 3 Executive Campus, Suite 155, Cherry Hill, NJ 08002.

	CLASS A COMMON STOCK(1)	CLASS A BENEFICIAL OWNERSHIP(1)		CLASS B COMMON STOCK(1)(2)		CLASS B BENEFICIAL OWNERSHIP		COMBINED VOTING POWER(3)
NAME OF BENEFICIAL OWNER	NUMBER	% ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS EXERCISED	NUMBER ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	NUMBER ASSUMING UNDERWRITERS’ OPTION IS EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS NOT EXERCISED	% ASSUMING UNDERWRITERS’ OPTION IS EXERCISED
5% Stockholders and Selling Stockholder
Josh Schreider(4)	—	—	—	3,956,022	3,539,355	20.2%	18.5%	15.4%	13.5%
Slingshot Consumer LLC(5)	—	—	—	3,956,022	3,956,022	20.2%	20.6%	15.4%	15.1%
PPZ, LLC(6)	—	—	—	3,956,022	3,956,022	20.2%	20.6%	15.4%	15.1%
Divario Ventures, LLC(7)	—	—	—	999,082	999,082	5.1%	5.2%	3.8%	3.8%
Strand Equity Partners III, LLC(8)	—	—	—	1,555,776	1,555,776	7.9%	8.1%	6.0%	6.0%
CPG Solutions, LLC(9)	—	—	—	1,318,690	1,318,690	6.7%	6.9%	5.0%	5.0%
Fidelity Investors(10)	836,552	13.6%	12.0%	2,809,281	2,809,281	14.3%	14.7%	14.0%	14.0%
Named Executive Officers, Directors, and Director Nominees
Bryan Freeman(11)	—	—	—	3,956,022	3,956,022	20.2%	20.6%	15.4%	15.1%
Gerard G. Law(12)	—	—	—	816,380	816,380	4.2%	4.3%	3.0%	3.1%
Akshay Jagdale(13)	—	—	—	210,406	210,406	1.1%	1.1%	*	*
Deanna T. Brady, R.D.	—	—	—	—	—	—	—	—	—
George F. Chappelle, Jr.	—	—	—	—	—	—	—	—	—
Gilbert B. de Cardenas	—	—	—	—	—	—	—	—	—
Mark J. Nelson	—	—	—	—	—	—	—	—	—
All executive officers, directors, and director nominees as a group (eight persons)(14)	—	—	—	6,301,498	6,301,498	32.2%	32.9%	24.5%	24.1%

*	Represents beneficial ownership or voting power of less than 1%.
(1)

Subject to the terms of the Exchange Agreement, immediately following the completion of this offering, the Members of RGF, LLC holding shares of our Class B common stock may exchange their Class B Units and cancel an equivalent amount of their shares of Class B common stock for newly issued shares of our Class A common stock or, at our option, redeem such Class B Units for cash. For additional information, refer to the section entitled “The Reorganization” and “Certain Relationships and Related-Party Transactions—Exchange Agreement.”

(2)	Represents Class B Units that are paired with an equal number of shares of Class B common stock.
(3)

Represents percentage of voting power of the Class A common stock and Class B common stock voting together as a single class. For additional information, refer to the section entitled “Description of Capital Stock.”

(4)

Consists of 3,956,022 shares of our Class B common stock held by Mr. Schreider directly. The address of Josh Schreider is 444 East Santa Clara Street, Ventura, CA 93001. The selling stockholder will sell 416,667 shares of our Class A common stock to the purchasers in this offering if the underwriters exercise their option to purchase additional shares of our Class A common stock up to that amount.

(5)

Consists of 3,956,022 shares of our Class B common stock. Mr. Freeman, our Executive Chairman and director, is the Managing Partner of Slingshot Consumer LLC, and possesses sole voting and dispositive power with respect to the shares held by Slingshot. The address of Slingshot is c/o Varner & Brandt LLP, 3750 University Avenue, 6th Floor, Riverside, CA 92501.

(6)

Consists of shares of 3,956,022 our Class B common stock. Rhea Lamia is the Manager of PPZ and possesses sole voting and dispositive power with respect to the shares held by PPZ. The address of PPZ is PO Box 905, Laramie, WY 82073.

(7)

Consists of 999,082 shares of our Class B common stock. Safeway, Inc. is the sole Member and Manager of Divario and possesses sole voting and dispositive power with respect to the shares held by Divario. The address of Divario is 11555 Dublin Canyon, Pleasanton, CA 94588.

(8)

Consists of 1,555,776 shares of our Class B common stock. Kevin Chen is the Manager of Strand Equity Partners III, LLC and possesses sole voting and dispositive power with respect to the shares held by Strand Equity Partners III, LLC. The address of Strand Equity Partners III, LLC is 1888 Century Park West, Suite 1440, Los Angeles, CA 90067.

(9)

Consists of 1,318,690 shares of our Class B common stock. Andrew J. Stiffelman, our Chief Marketing Officer, and Patrick Dyer are the Managers of CPG and possess sole voting and dispositive power with respect to the shares held by CPG. The address of CPG is 6400 Bluff Creek Lane, Lohman, MO 65053.

(10)

Consists of: 836,552 shares of our Class A common stock and 2,809,281 shares of our Class B common stock issuable upon conversion of the convertible notes held by the Fidelity Investors. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a director, the chairman, the chief executive officer and the president of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(11)

Consists of 3,956,022 shares of our Class B common stock held by Slingshot. Mr. Freeman is the Managing Partner of Slingshot and possesses sole voting and dispositive power with respect to the shares held by Slingshot.

(12)	Consists of 816,380 shares of our Class B common stock held by Mr. Law directly.
(13)	Consists of 210,406 shares of our Class B common stock held by Mr. Jagdale directly.
(14)

The number of executive officers and directors as a group includes executive officers of our subsidiaries. The amount beneficially owned by the executive officers and directors as a group consists of an aggregate of 6,301,498 shares of our Class B common stock.

We have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Committee (the “SEC”) for the offering to which this communication relates. Before you invest in this offering, you should read the Preliminary Prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Jefferies LLC, Attention Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022; by phone at (877) 821-7388; or by e-mail at Prospectus_Department@Jefferies.com; or from William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, Illinois 60606; by phone at (800) 621-0687; or by e-mail at prospectus@williamblair.com.